STOLL KEENON OGDEN PLLC

300 West Vine St., Suite 2100

Lexington, Kentucky 40507

(859) 231-3000

Facsimile: (859) 253-1093

October 10, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Todd K. Schiffman

RE:	Pre-Effective Amendment No. 1 to Registration Statement on Form S-4

Community Bank Shares of Indiana, Inc.

Ladies and Gentlemen:

On behalf of our client, Community Bank Shares of Indiana, Inc. (“Community”), we transmit herewith Community’s Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-197996) (the “Registration Statement”). We have reviewed your letter to Paul Chrisco, Chief Financial Officer of Community, dated September 4, 2014. Community’s response to each of your comments is set forth below. For convenience, each of your comments has been inserted in order in italics and Community’s response to each comment is in unitalicized text under that comment.

Registration Statement on Form S-4 filed August 8, 2014

General

1.	Please update your financial statements and related disclosures, as necessary, in accordance with Rule 3-12 of Regulation S-X as well as your condensed pro forma financial statements as required by Rule 11-02 of Regulation S-X. In addition, please consider the need to provide updated consents from the independent accountants in your next amendment.

The financial statements, related disclosures and condensed pro forma financial statements have been updated in the Amendment as requested. Updated consents from the independent accountants have been included as exhibits with the Amendment.

2.	Please supplementally provide the staff with any board books prepared for the Community or First Financial boards of directors in conjunction with the share exchange.

The following are being provided to the Commission staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended:

•	the written presentation prepared by Sterne Agee for the Community board at its April 15, 2014 meeting and the written presentation prepared by Sterne Agee for the Community Executive Committee at its April 21, 2014 meeting, which is summarized under the caption “Opinion of Community’s Financial Advisor,” and

October 10, 2014

•	the separate written presentations prepared by KBW and PBS for the First Financial board of directors at its April 21, 2014 meeting, both of which are summarized under the caption “Opinions of First Financial’s Financial Advisors.”

In accordance with such Rules, we request that these presentations be returned promptly following completion of the Commission staff’s review thereof. Further, under separate cover, counsel is also requesting confidential treatment in connection with certain portions of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

With respect to any board books concerning the share exchange which were provided to the Community board during presentations prior to its April 15, 2014 meeting or to the First Financial board during presentations prior to its April 21, 2014 meeting, such prior written materials are immaterial as they did not serve as the basis for the final decision of the Community board or the First Financial board.

3.	We note that senior management of both First Financial and Community provided financial projections to each other’s financial advisor(s). Please disclose two years of any material projections, including revenue, income, and income per share.

Projections of Community and First Financial are disclosed under a new subsection entitled “Prospective Financial Information” beginning on page 52 in the section entitled “THE SHARE EXCHANGE.”

Prospectus Cover Page

4.	We note that First Financial shareholders will receive 0.153 shares of Community common stock, subject to the downward adjustment provisions described in the prospectus. Please also disclose the minimum aggregate and per share consideration that First Financial shareholders may receive pursuant to the downward adjustment provisions. Make corresponding revisions, where appropriate, throughout the prospectus.

The requested disclosure has been made on the cover page of the prospectus, on page viii in the section entitled “QUESTIONS AND ANSWERS,” on page 3 in the section entitled “SUMMARY” under the subheading entitled “What You Will Receive in the Share Exchange” and otherwise throughout the Amendment where appropriate.

Summary

5.	Please provide the information required by Item 3(f) of Form S-4.

The disclosure required by Item 3(f) of Form S-4 is located on page 25 in the section entitled “PRO FORMA SHARE EXCHANGE INFORMATION” under the subheading entitled “Unaudited Comparative Historical and Pro Forma Per Share Data” in the Amendment.

First Financial Common Shareholders Will Have Dissenters’ Rights as a Result of the Share Exchange, page 4

6.	Please outline the procedure shareholders need to follow to perfect their rights under Kentucky law. Please make corresponding revisions where appropriate, including in the Q&A.

The requested revisions to outline the procedures to perfect dissenters’ rights under Kentucky law have been made beginning on page xii in the section entitled “QUESTIONS AND ANSWERS,” beginning on page 5 in the section entitled “SUMMARY” under the subheading entitled “First Financial Common Shareholders Will Have Dissenters’ Rights as a Result of the Share Exchange” and beginning on page 73 in the section entitled “THE SHARE EXCHANGE” under the subheading entitled “Dissenters’ Rights.”

October 10, 2014

Comparative Stock Prices, page 5

7.	Please disclose the market value of First Financial’s common stock on an equivalent per share basis, as required by Item 3(g) of Form S-4. Please also consider revising this section to be presented in comparative columnar form.

As requested, the disclosure to reflect the market value of First Financial’s common stock on an equivalent per share basis as required by Item 3(g) of Form S-4 has been added on page 6 in the section entitled “SUMMARY” under the subheading “Comparative Stock Prices” in the Amendment.

First Financial’s Directors and Executive Officers Have Interests in the Share Exchange that Differ from First Financial Shareholders’ Interests, page 8

8.	Please quantify the aggregate compensation that each First Financial director and executive officer will receive as a result of the share exchange, including the compensation that Mr. Schreacke will receive pursuant to his contemplated consulting agreement.

The aggregate compensation each executive officer will receive as a result of the share exchange is quantified in a table appearing on page 80 in the section entitled “INTERESTS OF FIRST FINANCIAL DIRECTORS AND CERTAIN EXECUTIVE OFFICERS IN THE SHARE EXCHANGE” under the subheading “Share Exchange-Related Compensation for First Financial’s Named Executive Officers” in the Amendment. In order to address the request regarding the quantification of executive officer compensation and Mr. Schreacke’s consulting agreement, the table has been revised to include Mr. Schreacke’s consulting agreement and the table has been added on page 11 in the section entitled “SUMMARY” under the subheading “First Financial’s Directors and Executive Officers Have Interests in the Share Exchange that Differ from First Financial Shareholders’ Interests.”

Additionally, the aggregate compensation that each First Financial director will receive has been quantified and added on page 11 in the section entitled “SUMMARY” under the subheading “First Financial’s Directors and Executive Officers Have Interests in the Share Exchange that Differ from First Financial Shareholders’ Interests” in the Amendment. Further the information and a new subheading entitled “Share Exchange-Related Compensation for First Financial’s Directors” was added at the end of the section entitled “INTERESTS OF FIRST FINANCIAL DIRECTORS AND CERTAIN EXECUTIVE OFFICERS IN THE SHARE EXCHANGE” on page 81.

The Share Exchange

First Financial’s Reasons for the Share Exchange; Recommendation of the First Financial Board of Directors, page 45

9.	Please disclose any potentially negative factors considered by the First Financial board of directors in approving the share exchange agreement. Make corresponding revisions to the summary on page 2.

The requested disclosure has been made as an additional bullet point under the subheading “Reasons for the Share Exchange” on page 4 in the section entitled “SUMMARY” and on page 50 under the subheading “First Financial’s Reasons for the Share Exchange; Recommendation of the First Financial Board of Directors” in the section entitled “THE SHARE EXCHANGE.”

October 10, 2014

Opinions of First Financial’s Financial Advisors

Opinion of Keefe, Bruyette & Woods, Inc.

Miscellaneous, page 57

10.	Please disclose the aggregate compensation KBW has received from Community for all services, including broker dealer services, provided over the last two years as required by Section 1015(b)(4) of Regulation M-A.

The requested KBW compensation information has been added to the last paragraph under the subsection entitled “Miscellaneous” appearing on page 64 under the subheading “Keefe, Bruyette & Woods, Inc.” under the subheading “Opinions of First Financial’s Advisors” in the “THE SHARE EXCHANGE” section of the Amendment.

The Share Exchange Agreement

What First Financial Shareholders Will Receive in the Share Exchange, page 77

11.	We note the table illustrating the various possibilities of per share consideration that First Financial shareholders may receive in the share exchange. Please include such table in the related summary section on page 2.

The requested table is now included on page 3 in the section entitled “SUMMARY” under the subheading “What You Will Receive in the Share Exchange” in the Amendment. The table also appears on page viii in the section entitled “QUESTIONS AND ANSWERS,” on page 42 in the section entitled “THE SHARE EXCHANGE” under the subheading “Terms of the Share Exchange” and on page 83 in the section entitled “THE SHARE EXCHANGE AGREEMENT” under the subheading “What First Financial Shareholders Will Receive in the Share Exchange.”

Series A Preferred Stock

12.	We note that the 14,791 and 3,309 shares of the First Financial Series A Preferred Stock will be purchased and exchanged for Community common shares, respectively, in accordance with agreements between Community and the respective holder. Moreover, we note that Community will redeem the remaining 1,900 preferred shares in accordance with the terms of the preferred shares. Please file the respective agreements and the certificate of designation for the preferred stock in accordance with Item 601 of Regulation S-K.

As requested Community has filed the following documents as exhibits to the Amendment:

•	Letter agreement with EJF Capital, LLC regarding First Financial’s right to repurchase 14,791 shares of its Series A Preferred Stock at a discount (Exhibit 10.3),
•	Subscription Agreement between the JAM entities and Community respecting the private placement issuance of Community common stock in exchange for 3,309 shares of First Financial Series A Preferred Stock (Exhibit 10.4), and
•	Articles of Amendment (the Kentucky equivalent of a certificate of designation) for the Series A Preferred Stock (Exhibit 3.5).

13.	Please disclose the names of the preferred holder with which agreements were reached, their relationship with Community, if any, and details regarding how such agreements were reached.

The requested disclosure has been added in the subsection entitled “Series A Preferred Stock” in the section entitled “THE SHARE EXCHANGE AGREEMENT” beginning on page 83 in the Amendment.

Material Federal Income Tax Consequences of the Share Exchange, page 169

14.	The tax consequences of the share exchange to holders of First Financial common stock appear to be material under Item 601(b)(8) of Regulation S-K. As such, a tax opinion rendered by counsel is required, and an Exhibit 8 must be filed. Please refer to Staff Legal Bulletin No. 19 for further guidance. Please revise the prospectus where applicable to reflect receipt of an Opinion.

Frost Brown Todd LLC, counsel to First Financial, has provided the required tax opinion, which is filed as Exhibit 8.1 to the Amendment and is referenced in the prospectus.

Where You Can Find More Information, page 172

15.	Please specifically incorporate the document required by Item 11(a)(3) of Form S-4.

Consistent with Question 123.07 of the staff’s Compliance and Disclosure Interpretations, on September 22, 2014, Community filed a Current Report on Form 8-K describing Community’s common stock. As a result, the section entitled “WHERE YOU CAN FIND MORE INFORMATION” located on page 180 in the Amendment has been revised to specifically incorporate by reference the description in the Form 8-K.

Pro Forma Share Exchange Information

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

16.	We note your disclosure on page 89 that if Community is not able to close on the private placement, obtain the special dividend from the Scott County State Bank or close on a $9.0 million third-party loan, Community would likely not be able to complete the share exchange as the amounts of its and Your Community Bank’s capital would fall short of the level likely required by regulators to approve the share exchange and mergers. Given the significance of each of these transactions to the completion of the share exchange, please revise your introductory paragraph to address each of the aforementioned transactions, including the special dividend and the $9.0 million loan as well as the potential impact on the share exchange in the event one of these transactions does not occur.

The introductory paragraph on page 94 under the section entitled “ADDITIONAL CAPITAL RESOURCES” in the Amendment has been revised to address each of the transactions and the potential impact on the share exchange in the event one of these transactions does not occur. The disclosure in this section also has been revised to update the status of the transactions.

17.	As a related matter, we note that you have included pro forma adjustments (A), (J) and (X) to reflect the proceeds from the third-party loan of $9.0 million along with the related interest expense. Please expand your pro forma disclosures to support how these adjustments give effect to an event that is factually supportable. Refer to rule 11-02(b)(6) of Regulation S-X.

Community signed a commitment letter dated August 28, 2014 with a third-party correspondent bank, Stock Yards Bank & Trust, for a $10.0 million dollar term loan on terms acceptable to Community. The terms include an interest rate equal to the 5 year Federal Home Loan Bank Constant Monthly Payment Advance Rate plus 3.75% and a term of 5-years. Community intends to contribute $9.0 million of the holding company loan proceeds to its subsidiary, Your Community Bank, as additional Tier 1 equity capital. The pro forma adjustments (A), (J) and (X) on pages 20, 21 and 23 in the section entitled “SUMMARY” under the subheading “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” in the Amendment reflect that Community has an executed commitment letter with a third-party correspondent bank. The anticipated loan is further described in the section entitled “ADDITIONAL CAPITAL RESOURCES” under the subheading “Other Additional Capital Sources For Your Community Bank” on page 97 in the Amendment.

October 10, 2014

Community’s Form 10-K for the Year Ended December 31, 2013

Summary Compensation Table, page 20

Incorporated from the Definitive Proxy Statement filed April 4, 2014

18.	Please tell us and revise future filings to itemize “All Other Compensation” received by your executive officers as required by Instruction 4 to Item 402(c)(ix) of Regulation S-K.

Community acknowledges this comment and will, in future filings requiring executive compensation information, include additional disclosure regarding “All Other Compensation” received by Community’s executive officers. A draft of proposed additional disclosure for the “All Other Compensation” column of the proxy statement Summary Compensation Table appears in footnotes 1 and 3 below the table. The table from Community’s most recent Definitive Proxy Statement filed April 4, 2014 is repeated below for ease of reference but footnote 2 has been omitted since it does not relate to “All Other Compensation.”

Additionally, the premiums for group disability insurance were included in the calculation of the amounts appearing in the “All Other Compensation” column. Community intends to omit the premiums for this particular insurance coverage in the future because it is provided to all employees of Community and its subsidiaries. As a result, the table below containing the breakdown of the specific perquisites does not include these premiums.

Summary Compensation Table

The following table summarizes compensation information for our President/Chief Executive Officer, chief financial officer and our three other most highly compensated executive officers (the “Named Executive Officers”):

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	All Other Compensation (3)	Total
James D. Rickard,	2013	$370,000	$130,000	$138,300	$69,700	$708,000
President and Chief	2012	370,000	80,000	76,700	62,900	589,600
Executive Officer	2011	370,000	35,000	201,000	66,000	672,000

Paul A. Chrisco,	2013	178,500	65,600	31,600	29,400	305,100
Executive Vice	2012	173,500	33,700	30,800	27,300	265,300
President and Chief	2011	156,200	31,500	43,400	25,600	256,700
Financial Officer

Michael K. Bauer,	2013	196,600	34,300	30,500	33,200	294,600
Executive Vice	2012	193,000	32,800	30,000	29,400	285,200
President and Chief	2011	190,000	24,000	43,400	25,800	283,200
Credit Officer

Kevin J. Cecil,	2013	171,000	34,100	30,300	30,000	265,400
Executive Vice	2012	167,000	29,100	24,000	26,100	246,200
President	2011	155,300	21,000	43,400	22,300	242,000

Bill D. Wright,	2013	143,600	25,100	22,300	24,900	215,900
Executive Vice	2012	140,000	24,800	21,800	22,700	209,300
President,	2011	136,000	19,800	43,400	20,700	219,900
Treasurer, and
Director of Planning

October 10, 2014

____________________________

(1)	Seventy-five percent of the cash awards earned in 2012 and 2013 under the Senior Management Bonus Plan were paid in 2012 and 2013, respectively, while awards earned in 2011 were paid in early 2012. The remaining twenty-five percent of the cash awards earned (the “Delayed Cash Award”) in 2012 and 2013 must meet additional restrictions before they can be paid. See the discussion above under “Currently Paid Compensation Elements – Senior Management Bonus Plan.” The Delayed Cash Awards for each year are included in the “All Other Compensation” column above for the applicable year.

(2)	(Intentionally Omitted).

(3)	The amounts reported for 2013 are shown in the table below and reflect all perquisites and other personal benefits and (A) Delayed Cash Awards (defined above in footnote 1), (B) the dollar value of life insurance premiums paid by us, and (C) amounts we contributed to defined contribution plans.

For Mr. Rickard, the amount reported also includes $45,000 contributed to his deferred compensation account (See “Non-Qualified Deferred Compensation” later in this proxy statement) and the premiums we paid for an additional term life insurance policy with a death benefit of $500,000.

The perquisites and other personal benefits reported in the table below include (a) the dollar value of premiums for supplemental long-term disability insurance purchased for our senior management team and (b) the yearly car allowance or valuation.

2013 All Other Compensation

	Additional All Other Compensation				Perquisites and Other Personal Benefits

Name	Delayed Cash Award	Life Insurance Premiums	401(k) Plan Matching Contributions	SERP Contribution	Disability Insurance Premiums	Car Allowance
James D. Rickard	-	$2,684	$10,200	$45,000	$5,413	$5,850

Paul A. Chrisco	$11,867	284	7,137	-	2,417	7,200

Michael K. Bauer	11,437	284	7,860	-	4,030	9,000

Kevin J. Cecil	11,369	284	6,836	-	3,831	7,200

Bill D. Wright	8,354	284	5,740	-	2,868	7,200

*****

Please contact David Smith (859-231-3062) or Rich Mains (859-231-3683) with any questions respecting the Amendment or foregoing responses.

Respectfully submitted,
STOLL KEENON OGDEN PLLC

By:	/s/ Richard H. Mains
Richard H. Mains

cc:	Paul A. Chrisco

J. David Smith, Jr.